Prudential Total Return Bond Fund, Inc.
Semi-Annual Report June 30, 2000



Reclassification of Capital Accounts:


 The Fund accounts and reports for distributions to shareholders in accordance with "Statement of Position 93-2: Determination, Disclosure and
Financial Statement Presentation of Income,
Capital gain, and Return of capital Distribution by Investment Companies." The effect of applying this statement was to decrease undistributed net investment income and decrease accumulated net realized loss by $ 267,380, due to net foreign currency losses. Net investment income, net realized losses and net assets were not affected by this change.